EXHIBIT 99.1

Foremost Clean Energy Receives Nasdaq Notification Regarding Minimum Bid Price Requirement

VANCOUVER, British Columbia, April 11, 2025 (GLOBE NEWSWIRE) -- Foremost Clean Energy Ltd. (NASDAQ: FMST) (CSE: FAT) (“Foremost” or the “Company”) announces that on April 7, 2025, it received a notification letter (the "Notification Letter") from The Nasdaq Stock Market LLC ("Nasdaq") indicating that the Company is not currently in compliance with Nasdaq Listing Rule 5550(a)(2). This rule requires listed securities to maintain a minimum bid price of US$1.00 per share, and the Company's common shares have closed below this threshold for 31 consecutive business days from February 21, 2025, to April 4, 2025.

The Notification Letter serves as a formal notice of deficiency but does not immediately affect the listing or trading of Foremost's common shares on the Nasdaq Capital Market under the symbol "FMST."

Compliance Period and Next Steps

In accordance with Nasdaq Listing Rule 5810(c)(3)(A), Foremost has been granted a 180-calendar day compliance period, ending on October 6, 2025, to regain compliance with the minimum bid price requirement. To achieve compliance, the closing bid price of the Company's common shares must meet or exceed US$1.00 for a minimum of ten consecutive business days during this period.

If Foremost does not regain compliance by October 6, 2025, the Company may be eligible for an additional 180-calendar day grace period, provided it meets the continued listing requirement for market value of publicly held shares (US$1 million) and all other initial listing standards for the Nasdaq Capital Market, except for the bid price requirement. The Company would also need to notify Nasdaq of its intent to cure the deficiency, which may include implementing a reverse stock split if necessary.

Foremost's management is evaluating all available options to address the bid price deficiency and remains committed to maintaining its Nasdaq listing. The Company's business operations, financial condition, and corporate strategy are unaffected by this notification.

Required Disclosure

As required by Nasdaq rules, Foremost is disclosing this notification within four business days of receipt. The Company will continue to monitor its bid price and take appropriate measures to regain compliance within the allotted timeframe

About Foremost

Foremost Clean Energy Ltd. (NASDAQ: FMST) (CSE: FAT) (WKN: A3DCC8) is a rapidly growing North American uranium and lithium exploration company. The Company holds an option to earn up to a 70% interest in 10 prospective uranium properties (with the exception of the Hatchet Lake, where Foremost is able to earn up to 51%), spanning over 330,000 acres in the prolific, uranium-rich Athabasca Basin region of northern Saskatchewan. As the demand for carbon-free energy continues to accelerate, domestically mined uranium and lithium are poised for dynamic growth, playing an important role in the future of clean energy. Foremost’s uranium projects are at different stages of exploration, from grassroots to those with significant historical exploration and drill-ready targets. The Company’s mission is to make significant discoveries alongside and in collaboration with Denison through systematic and disciplined exploration programs.

Foremost also has a portfolio of lithium projects at varying stages of development, which are located across 55,000+ acres in Manitoba and Quebec. For further information, please visit the Company’s website at www.foremostcleanenergy.com.

Contact and Information

Company
Jason Barnard, President and CEO
+1 (604) 330-8067
info@foremostcleanenergy.com

Follow us or contact us on social media:
X: @fmstcleanenergy
LinkedIn: https://www.linkedin.com/company/foremostcleanenergy
Facebook: https://www.facebook.com/ForemostCleanEnergy

Forward-Looking Statements

Except for the statements of historical fact contained herein, the information presented in this news release and oral statements made from time to time by representatives of the Company are or may constitute “forward-looking statements” as such term is used in applicable United States and Canadian laws and including, without limitation, within the meaning of the Private Securities Litigation Reform Act of 1995, for which the Company claims the protection of the safe harbor for forward-looking statements. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. Any other statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect,” “is expected,” “anticipates” or “does not anticipate,” “plans,” “estimates” or “intends,” or stating that certain actions, events or results “may,” “could,” “would,” “might” or “will” be taken, occur or be achieved) are not statements of historical fact and should be viewed as forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such risks and other factors include, among others, the availability of capital to fund programs and the resulting dilution caused by the raising of capital through the sale of shares, continuity of agreements with third parties and satisfaction of the conditions to the option agreement with Denison, risks and uncertainties associated with the environment, delays in obtaining governmental approvals, permits or financing. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Although the Company believes that the expectations reflected in such forward-looking statements are based upon reasonable assumptions, it can give no assurance that its expectations will be achieved. Forward-looking information is subject to certain risks, trends and uncertainties that could cause actual results to differ materially from those projected. Many of these factors are beyond the Company’s ability to control or predict. Important factors that may cause actual results to differ materially and that could impact the Company and the statements contained in this news release can be found in the Company’s filings with the Securities and Exchange Commission. The Company assumes no obligation to update or supplement any forward-looking statements whether as a result of new information, future events or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements contained in this news release and in any document referred to in this news release. This news release shall not constitute an offer to sell or the solicitation of an offer to buy securities. and information. Please refer to the Company’s most recent filings under its profile at on Sedar+ at www.sedarplus.ca and on Edgar at www.sec.gov for further information respecting the risks affecting the Company and its business.

The CSE has neither approved nor disapproved the contents of this news release and accepts no responsibility for the adequacy or accuracy hereof.